UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02012868

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.
(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__   Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No __X__

Application for commencement of corporate rehabilitation procedures in regard to Sports Shinko Co. Ltd.: Eventual possibility of credit losses

Tokyo, February 4, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that as a result of the application by the Resolution and Collection Corporation to the Osaka District Court for commencement of corporate rehabilitation procedures in regard to Sports Shinko Co. Ltd. (Sports Shinko), credits provided to Sports Shinko by MTFG`s subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTB), eventually may not be repaid.

1. Outline of Sports Shinko

    (1) Head Office: 4-2, Banzaicho, Kita-ku, Osaka, Japan.
    (2) Representative: Toshio Kinoshita.
    (3) Capital: 90 million yen.
    (4) Business: Construction and operation of golf courses.

2. Event and date of occurrence

    Application on the 28th of January 2002 by the Resolution and Collection Corporation to the Osaka District Court for commencement of corporate rehabilitation procedures in regard to Sports Shinko.

3. Outstanding credit balances to Sports Shinko

    BTM: 2,859 million yen.
    MTB: 5,988 million yen.

4. Influence on MTFG's business forecast

    This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

*   *   *

Contact: Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: _Atsushi Inamura_

    Name: Atsushi Inamura
    Title: Chief Manager, General Affairs
              Corporate Administration Division